Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

January 3, 2008

Messina (MMI-TSXV) Drills 7.3 m of 16.9% Zinc, 2.8% Lead, 1.0% Copper at Long Lake

Messina Minerals Inc. (MMI-TSXV) has discovered a 'thickened zone' of zinc-lead-copper-silver-gold enriched massive sulphide mineralization at the Main Zone prospect within the Company's Long Lake Property in central Newfoundland, Canada. The Main Zone is located 20 kilometers east-northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources within the adjacent Tulks South Property. Drilling will resume in January 2008 targeting extensions of this thickened zone described below.

Two of the last three holes drilled in 2007 at the Main Zone have intersected a thickened zone of zinc-lead-copper-silver-gold mineralization. The thickened zone has an indicated vertical height so far of 120 meters and a lateral extent of 50 meters, an average true thickness of 6.1 meters, and a measured average density factor of 4.0. The thickened area remains open to the east, west, and to depth with little constraint, and is within the eastern - lower portion of the extensive Main Zone zinc-lead-copper-silver-gold massive sulphide prospect.

Previous and historic drilling has intersected Main Zone zinc-lead-copper-silver-gold mineralization over a 325 meter strike length and to a vertical depth of 600 meters. The Main Zone remains open to the east and west and at depth beyond these historic intersections and has high potential for additional discoveries. A vertical longitudinal map is available on the Company's website.

Drill Results
Hole LL07-26B intersected 9.91 meters assaying 11.4% zinc, 1.8% lead, 1.3% copper, 75 g/t silver and 1.1 g/t gold at 240 meters below surface. Hole LL07-25 intersected 7.3 meters assaying 16.9% zinc, 2.8% lead, 1.0% copper, 85 g/t silver and 0.7 g/t gold at 280 meters below surface. These intersections are interpreted to correlate with an historic 9.15 meter intersection of massive sulphides assaying 13.4% zinc, 1.1% lead, 2.1% copper, 30 g/t silver, and 0.7 g/t gold at 360 meters below surface in LL95-22A. New drill assay results are listed in the "Main Zone Drill Results" below, presented in order of increasing depth from surface. Assays for historic hole LL95-22A are included for reference.

[redacted]

dlw 1/14

Summary Table: Main Zone Drill Results

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										340	
LL07-24A	252.60	258.50	5.90	0.2	0.1	1.9	5	0.1	9075E	115	SS
LL07-26B	255.53	265.44	9.91	1.3	1.8	11.4	75	1.1	9025E	100	MS
LL07-25	307.50	314.80	7.30	1.0	2.8	16.9	85	0.7	9050E	60	MS
LL95-22A	414.60	423.75	9.15	2.1	1.1	13.4	30	0.7	9000E	-20	MS

(*MS is massive sulphides; SS is stringer sulphides)

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization is estimated to be 0.7 times the interval length. The mineralization has a steep 85 degree dip. Results continue to demonstrate the excellent continuity of copper, lead, zinc, silver and gold mineralization.

There are no NI43-101 compliant resources estimated at this property. Messina has completed Main Zone drilling between sections 8950E to 9050E to 270 meters below surface with sufficient density to permit an estimate of zinc-lead-copper-silver-gold mineral resources, which is in progress.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

For further information
please contact:
Peter Tallman, President or Carey Livingstone, Corporate Communications
Phone: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

January3, 2008

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on January 3, 2008 through the facilities of Marketwire via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 3rd day of January, 2008

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

January 3, 2008

Messina (MMI-TSXV) Drills 7.3 m of 16.9% Zinc, 2.8% Lead, 1.0% Copper at Long Lake

Messina Minerals Inc. (MMI-TSXV) has discovered a 'thickened zone" of zinc-lead-copper-silver-gold enriched massive sulphide mineralization at the Main Zone prospect within the Company's Long Lake Property in central Newfoundland, Canada. The Main Zone is located 20 kilometers east-northeast of the Boomerang/Domino zinc-lead-copper-silver-gold mineral resources within the adjacent Tulks South Property. Drilling will resume in January 2008 targeting extensions of this thickened zone described below.

Two of the last three holes drilled in 2007 at the Main Zone have intersected a thickened zone of zinc-lead-copper-silver-gold mineralization. The thickened zone has an indicated vertical height so far of 120 meters and a lateral extent of 50 meters, an average true thickness of 6.1 meters, and a measured average density factor of 4.0. The thickened area remains open to the east, west, and to depth with little constraint, and is within the eastern - lower portion of the extensive Main Zone zinc-lead-copper-silver-gold massive sulphide prospect.

Previous and historic drilling has intersected Main Zone zinc-lead-copper-silver-gold mineralization over a 325 meter strike length and to a vertical depth of 600 meters. The Main Zone remains open to the east and west and at depth beyond these historic intersections and has high potential for additional discoveries. A vertical longitudinal map is available on the Company's website.

Drill Results

Hole LL07-26B intersected 9.91 meters assaying 11.4% zinc, 1.8% lead, 1.3% copper, 75 g/t silver and 1.1 g/t gold at 240 meters below surface. Hole LL07-25 intersected 7.3 meters assaying 16.9% zinc, 2.8% lead, 1.0% copper, 85 g/t silver and 0.7 g/t gold at 280 meters below surface. These intersections are interpreted to correlate with an historic 9.15 meter intersection of massive sulphides assaying 13.4% zinc, 1.1% lead, 2.1% copper, 30 g/t silver, and 0.7 g/t gold at 360 meters below surface in LL95-22A. New drill assay results are listed in the "Main Zone Drill Results" below, presented in order of increasing depth from surface. Assays for historic hole LL95-22A are included for reference.

Summary Table: Main Zone Drill Results

Hole ID	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Section (m)	Elev (m)	Type
Surface										340	
LL07-24A	252.60	258.50	5.90	0.2	0.1	1.9	5	0.1	9075E	115	SS
LL07-26B	255.53	265.44	9.91	1.3	1.8	11.4	75	1.1	9025E	100	MS
LL07-25	307.50	314.80	7.30	1.0	2.8	16.9	85	0.7	9050E	60	MS
LL95-22A	414.60	423.75	9.15	2.1	1.1	13.4	30	0.7	9000E	-20	MS

(*MS is massive sulphides; SS is stringer sulphides)

All holes were drilled southerly at approximately 156 degree azimuth. The true thickness of the mineralization is estimated to be 0.7 times the interval length. The mineralization has a steep 85 degree dip. Results continue to demonstrate the excellent continuity of copper, lead, zinc, silver and gold mineralization.

There are no NI43-101 compliant resources estimated at this property. Messina has completed Main Zone drilling between sections 8950E to 9050E to 270 meters below surface with sufficient density to permit an estimate of zinc-lead-copper-silver-gold mineral resources, which is in progress.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

For further information
please contact:
Peter Tallman, President or Carey Livingstone, Corporate Communications
Phone: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

END